SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2023
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer’s ID 33.042.730/0001-04

NIRE 35.300.396.090

CALL NOTICE

ORDINARY AND EXTRAORDINARY GENERAL ASSEMBLY

TO BE HELD ON APRIL 28, 2023

The shareholders of Companhia Siderúrgica Nacional ("Company") are invited to the Ordinary and Extraordinary General Assembly ("AGOE") to be held on April 28, 2023, at 11:00 a.m., exclusively digitally, pursuant to CVM Instruction 81/22, as amended, through the Ten Meetings platform ("Electronic System"), the link of which will be made available by the Company to the shareholders in the Guidelines for Participation at the Annual Shareholders’ Assembly, to deliberate on the following agenda:

I.                   At the Ordinary General Meeting:

(i)	Verify the directors accounts, examine, discuss and vote on the Financial Statements, the Annual Report of the Board of Directors, together with the Report of the Independent Auditors, and the opinions of the Audit Committee, for the fiscal year ended December 31, 2022.

(ii)	Decide on the allocation of the Net Profit for the fiscal year ended on December 31, 2022, and the distribution of Dividends.

(iii)	Establish the number of members of the Board of Directors.

(iv)	Elect the members of the Board of Directors;

(v)	Establish the total annual remuneration of the directors for the 2023 fiscal year.

II.                At extraordinary general meeting:

(i)	Amend Article 5 of the Company's Bylaws in order to reflect the cancellation of shares approved at the Board of Directors meeting held on May 18, 2022; and;

(ii)	consolidate the Company's Bylaws.

The Management Report, Financial Statements accompanied by the Independent Auditor's Report, the opinion of the Company's Audit Committee and Fiscal Council, the Assembly Participation Manual and the Administration Proposal, as well as all other information necessary to understand the matters above, are available on the Investor Relations websites of the Company (https://ri.csn.com.br/), the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (https://www.b3.com.br/pt_br/). The Management Report and Financial Statements were fully published in the Folha de São Paulo newspaper on March 24, 2023.

In accordance with article 3 of CVM Resolution No. 70/22 and article 5, item I of CVM Resolution No. 81/22, it is informed that the minimum percentage of voting capital participation necessary to request the adoption of the multiple voting process for the election of members of the Board of Directors is 5% (five percent). This alternative can only be exercised by shareholders if a minimum notice of 48 (forty-eight) hours is given prior to the AGOE.

Shareholders' Participation in AGOE and Presentation of Documents

The shareholders holding shares issued by the Company, by themselves, its legal representatives or attorneys, through the Electronic System or, via the Distance Voting Ballot, may participate in AGOE. The detailed guidance of the AGOE, forms and necessary documents for participation are included in the Guidelines for Participation at the Annual Shareholders’ Assembly and on the Voting Ballot papers (AGO and AGE).

(a)	Updated extract containing the respective shareholding, issued by the bookkeeper with a maximum of 3 (three) days in advance of the AGOE;

(b)	For individual shareholders: identifying document with the shareholder’s photo;

(c)	For legal entities: (i) bylaws or consolidated social contract and corporate documents proving the legal representation of the shareholder; and (ii) identifying document with a photo of the legal representative;

(d)	For investment funds: (i) consolidated regulation of the fund; (ii) the status or company contract of its administrator or manager, as the case may be, in accordance with the fund's voting policy and corporate documents proving the powers of representation; and (iii) identifying document with a photo of the legal representative;

(e)	In case of any shareholders indicated in items (b) a (d) above come to be represented by an attorney, in addition to the respective documents indicated above, they shall forward: (i) letter of attorney with specific powers for its representation in AGOE, which must have been granted-on less than one (1) year ago; (ii) identifying documents of the attendant prosecutor, as well as, in the case of a legal entity or fund, copies of the identifying document and minutes of election of the legal representative(s) who have signed the mandate proving the powers of representation. For this AGOE, the Company will accept letters of attorneys granted by shareholders electronically, signed using the ICP-Brazil certification.

Participation Per Distance Vote

In accordance with article 27 of CVM Resolution No. 81/22, as detailed in the Manual for Participation in the Assembly, Company's shareholders may submit their voting instructions on the agenda items of the AGOE by filling out and submitting Distance Voting Ballots (AGO and AGE), which have been made available separately on the Company's Investor Relations websites (https://ri.csn.com.br/ ), the Brazilian Securities and Exchange Commission (www.cvm.gov.br ), and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br/pt_br/ ) through their respective custody agents, the Company's share registrar, or directly to the Company, within 7 (seven) days prior to the date of the Assembly.

* * *

In order to carry out exclusively digitally, AGOE will be considered as carried out at the Company's headquarters, in accordance with CVM Resolution No. 81/22.

The Company's shareholders interested in accessing the information or answer doubts regarding the matters above should contact the Investor Relations department of the Company, through the e-mail: invrel@csn.com.br.

São Paulo, March 28, 2023.

Benjamin Steinbruch

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2023

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.